SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2008
                           --------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 001-33713

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 SBERA 401(k) Plan as adopted by Beacon Federal

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Beacon Federal Bancorp, Inc.
                             6311 Court Street Road
                          East Syracuse, New York 13057

                       SAVINGS BANKS EMPLOYEES RETIREMENT
                             ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

      (With Independent Registered Public Accounting Firm's Report Thereon)

                                TABLE OF CONTENTS


                                                                          Page

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT                         1

FINANCIAL STATEMENTS:

     Statements of net assets available for benefits                           2

     Statements of changes in net assets available for benefits                3

     Notes to financial statements                                          4-15


SUPPLEMENTAL SCHEDULE:                                                        16

     Line 4i - Schedule of assets (held at end of year)                       17

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


PLAN SPONSOR
BEACON FEDERAL

We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Beacon Federal (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ Parent, McLaughlin & Nangle
                                              Certified Public Accountants

June 23, 2009
Boston, MA

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             December 31,
                                                           ----------------
                                                           2008        2007
                                                           ----        ----

Investment in Sagvings Banks employees Retirement
 Association Common/Collective Trust, at fair value     $4,512,010    $5,921,952
                                                        ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $4,512,010    $5,921,952
                                                        ==========    ==========




The accompanying notes are an integral part of the financial statements.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                        Year Ended December 31,
                                                                                      --------------------------
                                                                                      2008                  2007
                                                                                      ----                  ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income (loss):
        Net investment loss from investment in Savings
        Banks Employees Retirement Association
        Common/Collective Trust                                                     ($1,386,739)         ($190,954)
        Net investment gain from investment in Registered
           Investment Companies                                                               -            466,776
        Interest and dividend income                                                          -             17,095
                                                                                    -----------          ---------
                                                                                    ( 1,386,739)           292,917
     Contributions:                                                                 -----------          ---------
        Employer's                                                                      178,628            159,864
        Participants'                                                                   436,062            379,051
        Participant rollovers                                                                 -            603,669
                                                                                    -----------          ---------
                                                                                        614,690          1,142,584
                                                                                    -----------          ---------
            Total (reduction) addition to net assets                                 (  772,049)         1,435,501
                                                                                    -----------          ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefits paid to participants                                                      637,893            375,686
     Administrator fees                                                                       -                106
                                                                                    -----------          ---------
            Total deductions from net assets                                            637,893            375,792
                                                                                    -----------          ---------
NET (DECREASE) INCREASE                                                             ( 1,409,942)         1,059,709

NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                                                                5,921,952          4,862,243
                                                                                    -----------         ----------
     End of year                                                                    $ 4,512,010         $5,921,952
                                                                                    ===========         ==========


The accompanying notes are an integral part of the financial statements.
                                      -3-

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007

A. Description of the Plan:

The following description of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Beacon Federal (the "Bank") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     Plan Amendment:

     Effective January 1, 1996, the Bank had previously adopted the Beacon Federal Retirement Savings Plan. On June 21, 2007, the Board of Directors of Beacon Federal voted to amend and restate the Plan in the form of the SBERA 401(k) Plan as adopted by Beacon Federal and appoint SBERA as Trustee, effective July 1, 2007.

     General:

     Effective July 1, 2007, the Plan is part of the SBERA Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust's net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility:

     To become eligible for participation, an employee must be at least age 18 and have completed one month of service.

     Contributions:

     Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.

     The Bank matches an amount equal to 60% of the participant's elective deferral up to a maximum of 6% of a participant's compensation. In addition, the Bank may elect to make a discretionary profit sharing contribution to the Plan at an amount determined by the Board of Directors, but the amount contributed cannot exceed the maximum amounts allowable under the provisions of the Internal Revenue Code.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

A. Description of the Plan - (continued):

     Participant accounts:

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Forfeited accounts:

     At December 31, 2008 and 2007, forfeited nonvested accounts totaled $11,879 and $11,132, respectively. These accounts are allocated among the participants' accounts in the same manner as the discretionary profit sharing contributions. These amounts may be used to reduce future employer contributions. For the years ended December 31, 2008 and 2007, employer contributions were reduced by $11,132 and $0, respectively, from forfeited nonvested accounts.

     Investments:

     Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:

     Equity Account:

     This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

     Index 500 Account:

     This Account attempts to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index.

     Small Cap Growth Account:

     This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.
                                      -5-

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

A. Description of the Plan - (continued):

     Investments - (continued):

     International Equity Account:

     This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

     Small Cap Value Account:

     This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

     Large Cap Value Account:

     This Account's investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

     Large Cap Growth Account:

     This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

     Life Path Accounts:

     These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund's target allocation.

     All Asset Account:

     The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a "fund of funds" that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

A. Description of the Plan - (continued):

     Investments - (continued):

     The SBERA Account:

     The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

     Money Market Account:

     This Account seeks to provide income  consistent  with the  preservation of
     principal.   This  Account  invests  solely  in  U.S.  Treasury  or  agency obligations with maturities of six months or less.

     Bond Account:

     This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt.

     Bank Shares:

     Participants may allocate any portion of their contributions to purchase common shares of Beacon Federal Bancorp, Inc., the parent company of Beacon Federal. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Beacon Federal Bancorp, Inc. amounted to $2,410,036 and $3,111,938 at December 31, 2008 and 2007, respectively.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

A. Description of the Plan - (continued):

     Vesting:

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant in 100% vested after five years of credited service.

     Payment of benefits:

     On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Hardship withdrawals:

     The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

B. Summary of Significant Accounting Policies:

     Basis of accounting:

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates:

     The preparation of financial statements, in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

B. Summary of Significant Accounting Policies - (continued):

     Investment valuation and income recognition:

     Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note I for discussion of fair value measurements.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

     Benefit payments:

     Benefits are recorded when paid.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

C. Investments:

     The Plan owned approximately .65% of the fair value of the Trust's net assets at both December 31, 2008 and 2007. The unaudited financial statements of the Trust as a whole at December 31, follow:


                                                                                     2008                        2007
                                                                                 -------------             --------------
     Assets:
          Investments:
             Collective Funds:
                 Fixed Income                                                    $ 111,310,759               $ 112,537,567
                 Equity                                                            160,139,277                 302,066,398
                 Diversified                                                        40,474,903                  50,098,266
                 Short-term investments                                             78,212,698                  72,850,371
                                                                                 -------------               -------------
                    Total collective funds                                         390,137,637                 537,552,602

             Equity securities                                                     181,401,355                 271,766,925
             Mutual funds                                                           57,686,488                  66,167,928
             Hedge funds                                                            27,038,581                           -
             Certificates of deposits                                                6,119,294                   3,243,359
             Loans to 401(k) plan participants                                      11,011,870                  10,049,984
                                                                                 -------------               -------------
                    Total investments                                              673,395,225                 888,780,798

          Cash                                                                      24,083,832                  17,873,906
          Other assets                                                               1,532,337                   1,732,617
                                                                                 -------------               -------------
                    Total assets                                                   699,011,394                 908,387,321

     Liabilities:
          Accrued operating and other expenses                                         950,163                   1,307,350
                                                                                 -------------               -------------
     Net assets available for benefits                                           $ 698,061,231               $ 907,079,971
                                                                                 =============               =============

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

C. Investments - (continued):

     Trust investment income (loss) for the years ended December 31, was comprised of:

                                                                  2008                  2007
                                                             -------------         -------------
     Investment income (loss):
        Net realized (losses) gains on investments           ($ 14,852,509)         $ 39,397,542
        Interest and dividends                                   7,959,772            10,004,963
        Unrealized (depreciation) appreciation
            of investments                                   ( 201,914,709)            5,227,051
                                                             -------------         -------------
            Total investment income (loss)                   ( 208,807,446)           54,629,556

        Administrative expenses                              (   2,853,590)          ( 2,529,153)
                                                             -------------         -------------
        Total Trust net investment income (loss)             ($211,661,036)         $ 52,100,403
                                                             =============         =============

D. Related Party Transactions:

     Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2008 and 2007, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional .0125% basis assessment on assets.

E. Tax Status:

     The Savings Banks Employees Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED December 31, 2008 and 2007
                                   (continued)

F. Plan Termination:

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

G. Assets Allocated to Withdrawn Participants:

     The statements of net assets available for benefits at December 31, 2008 and 2007, includes $554,108 and $607,754, respectively, allocated to participants who were no longer employees of the Bank.

H. Risks and Uncertainties:

     SBERA invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

I. Fair Value Measurements:

     FASB Statement No. 157, Fair Value Measurements, established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

     Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

I. Fair Value Measurements - (continued):

     Level 2 Inputs to the valuation methodology include: a) quoted prices for similar assets or liabilities in active markets;
                   b) quoted prices for identical or similar assets or liabilities in inactive markets; c) inputs other than quoted prices that are observable for the asset or liability; and
                   d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

     Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

     The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

     Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

     Savings Banks Employees Retirement Association Common/Collective Trust: The Plan's interest in the common trust fund (the Savings Banks Employees Retirement Association Common/Collective Trust) is based upon the fair value of the common trust's underlying investments as based on information reported by the investment advisor using the unaudited financial statements of the common trust at year end. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Collective funds and hedge funds (Funds) are valued in accordance with valuations provided by such Funds, which generally value marketable securities at the last reported sales price on the valuation date and other investments at fair value, as determined by each Fund's manager. Certificates of deposit are valued at amortized cost, which approximates fair value. Loans to participants are stated at cost, which approximates fair value.

     The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

I. Fair Value Measurements - (continued):

     The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2008 and 2007:


                                                                                December 31, 2008
                                                        ------------------------------------------------------------------
                                                         Level 1            Level 2             Level 3              Total
                                                        ------------------------------------------------------------------
     Investment in Savings Banks
       Employees Retirement Association
       Common/Collective Trust                          $     -            $     -           $  4,512,010       $ 4,512,010
                                                        ========           ========          ============       ===========

                                                                                December 31, 2007
                                                        -------------------------------------------------------------------
                                                         Level 1            Level 2             Level 3              Total
                                                        -------------------------------------------------------------------
     Investment in Savings Banks
       Employees Retirement Association
       Common/Collective Trust                          $      -           $      -          $  5,921,952       $ 5,921,952
                                                        ========           ========          ============       ===========


     The categorization of the Plan's investment in the Common/Collective Trust as a Level 3 investment does not reflect the fact that many of the underlying investments held by the Common/Collective Trust in which the Plan invests, if owned directly by the Plan, would be classified as Level 1 investments.

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2008 AND 2007
                                   (continued)

I. Fair Value Measurements - (continued):

     The following table sets forth a summary of changes in fair values of the Plan's Level 3 assets for the year ended December 31, 2008:


     Balance, beginning of year                         $  5,921,952
         Net investment loss allocated from
            the Common/Collective Trust                   (1,386,739)
         Contributions                                       614,690
         Benefits paid                                      (637,893)
                                                       --------------
     Balance, end of year                               $  4,512,010
                                                       ==============


     The changes in the table above are reflected in the Statements of Changes in Net Assets Available for Benefits.

J. Reconciliation of Financial Statements to Schedule H of Form 5500:

     The following is a reconciliation of total contributions, per the financial statements to Schedule H of Form 5500 for the years ended December 31:

                                                         2008           2007
                                                       ---------     -----------

Contributions per the financial statements             $ 614,690      $1,142,584
Change in contributions receivable                             -         347,555
                                                       ---------      ----------
Total contributions per Schedule H of the
     Form 5500                                         $ 614,690      $1,490,139
                                                       =========      ==========
K. Subsequent Event:

     Effective January 1, 2009, the Bank adopted a new prototype Plan with a new Plan Administrator and Trustee.

                              SUPPLEMENTAL SCHEDULE

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL

           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)

                             AS OF DECEMBER 31, 2008


   (a)                   (b)                                         (c)                                (d)             (e)
                                                     Description of investment, including
             Identity of issue, borrower,            maturity date, rate of interest,                                  Current
             lessor, or similar party                collateral, par, or maturity value               Cost              Value
-------      ----------------------------            ----------------------------------             --------          ----------
    *        The Savings Banks                       The Savings Banks Employees
             Employees Retirement                    Retirement Association
             Association                             Common/Collective Trust                       $ 4,987,472        $ 4,512,010
                                                                                                   ===========        ===========


* Party in interest to the Plan

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         SBERA 401(k) Plan as adopted by
                                         Beacon Federal




Date: June 29, 2009                      By:      /s/ Thomas Forese, Jr.
                                                  ----------------------------
                                         Name:    Thomas Forese, Jr.
                                         Title:   Plan Administrator